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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*



                                   AKORN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    009728106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |      Rule 13d-1(b)

|X|      Rule 13d-1(c)

| |      Rule 13d-1(d)


------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------                                              -----------------
CUSIP No.                               13G                    Page 2 of 8 Pages
-----------------                                              -----------------


    1.      NAMES OF REPORTING PERSONS

            Biomedical Value Fund I

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)     [ ]

            (b)     [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY

--------------------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, USA

                        5.    SOLE VOTING POWER
NUMBER OF SHARES

  BENEFICIALLY          6.    SHARED VOTING POWER
                                                         1,526,568
 OWNED BY EACH
                        7.    SOLE DISPOSITIVE POWER
REPORTING PERSON

     WITH               8.    SHARED DISPOSITIVE POWER
                                                         1,526,568

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,526,568

    10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]


    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.68%

    12.     TYPE OF REPORTING PERSON (See Instructions)

                OO

-----------------                                              -----------------
CUSIP No.                               13G                    Page 3 of 8 Pages
-----------------                                              -----------------

    1.      NAMES OF REPORTING PERSONS

            Dr. Jeffrey R. Jay, M.D.

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)       [ ]

            (b)       [ ]

--------------------------------------------------------------------------------
    3.      SEC USE ONLY

--------------------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                        5.    SOLE VOTING POWER
NUMBER OF SHARES                                       0

  BENEFICIALLY          6.    SHARED VOTING POWER
                                                       1,526,568
 OWNED BY EACH
                        7.    SOLE DISPOSITIVE POWER
REPORTING PERSON                                       0

     WITH               8.    SHARED DISPOSITIVE POWER
                                                       1,526,568

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,526,528

    10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]


    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.68%

    12.     TYPE OF REPORTING PERSON (See Instructions)

                 IN

-----------------                                              -----------------
CUSIP No.                               13G                    Page 4 of 8 Pages
-----------------                                              -----------------

     ITEM 1.

                    (a)       Name of Issuer

                              Akorn, Inc.

                    (b)       Address of Issuer's Principal Executive Offices

                              2500 Millbrook Drive
                              Buffalo Grove, Illinois  60089


     ITEM 2.

                    (a)      Name of Person Filing

                                     Biomedical Value Fund I
                                     Dr. Jeffrey R. Jay, M.D.

                    The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2006, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                    (b) Address of Principal Business Office, or if none, Residence

                             The address of the principal business office of each of the Reporting Persons is

                                      2 Pickwick Plaza
                                      Suite 450
                                      Greenwich, CT 06830

                    (c)      Citizenship

                    Biomedical Value Fund I is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States.

                    (d)      Title of Class of Securities

                             Common Stock, no par value

                    (e)      CUSIP Number

                             009728106

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d.2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                             Not Applicable.

                    (a)   [ ]   Broker or dealer registered under Section 15 of
                                the Act (15 U.S.C. 78o)

                    (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act
                                (15 U.S.C. 78c).

                    (c)   [ ]   Insurance company as defined in Section 3(a)(19)
                                of the Act (15. U.S.C. 78c).

                    (d)   [ ]   Investment Company registered under Section 8
                                of the Investment Company Act of 1940
                                (15 U.S.C. 80a-8).

                    (e)   [ ]   An investment adviser in accordance with
                                ss.240.13d-1(b)(1)(ii)(E).

-----------------                                              -----------------
CUSIP No.                               13G                    Page 5 of 8 Pages
-----------------                                              -----------------

                    (f)   [ ]   An employee benefit plan or endowment fund in
                                accordance with ss.240.13d-1(b)(1)(ii)(F).

                    (g)   [ ]   A parent holding company or control person in
                                accordance with ss.240.13d-1(b)(1)(ii)(G).

                    (h)   [ ]   A savings associations as defined in Section
                                3(b) of the Federal Deposit Insurance Act (12
                                U.S.C. 1813).

                    (i)   [ ]   A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                    (j)   [ ]   Group, in accordance with
                                ss.240.13d-1(b)(1)(ii)(J).

     ITEM 4.
                    OWNERSHIP

                    Biomedical Value Fund I is organized as a sole member limited liability company under the laws of the State of Delaware. Dr. Jay is the sole member of Biomedical Value Fund I. As a result, Dr. Jay may be deemed to have shared voting and dispositive control over, and may be deemed to indirectly beneficially own, the shares of Common Stock.


                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    1. BIOMEDICAL VALUE FUND I

                    (a)   Amount beneficially owned: 1,526,568.

                    (b)   Percent of class: 5.68%.

                    (c)   Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote: - 0 -

                          (ii)   Shared power to vote or to direct the vote:
                                 1,526,568.

                          (iii)  Sole power to dispose or to direct the
                                 disposition of:   - 0 -.

                          (iv) Shared power to dispose or to direct the disposition of: 1,526,568.

                    2. DR. JEFFREY R. JAY, M.D.

                    (a)   Amount beneficially owned: 1,526,568

                    (b)   Percent of class: 5.68%.

                    (c)   Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote: 0.

                          (ii)   Shared power to vote or to direct the vote:
                                 1,526,568.

                          (iii) Sole power to dispose or to direct the disposition of: 0.

                          (iv) Shared power to dispose or to direct the disposition of: 1,526,568.

-----------------                                              -----------------
CUSIP No.                               13G                    Page 6 of 8 Pages
-----------------                                              -----------------


ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not Applicable.

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON:

                    Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable.

ITEM 10.            CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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CUSIP No.                               13G                    Page 7 of 8 Pages
-----------------                                              -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006

                                     BIOMEDICAL VALUE FUND I

                                     By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                          --------------------------------------
                                          Dr. Jeffrey R. Jay, M.D.,
                                           as senior managing member

                                     /s/ Dr. Jeffrey R. Jay, M.D.
                                     -------------------------------------------
                                     DR. JEFFREY R. JAY, M.D.

                                                                       EXHIBIT A


              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii)     Each of them is  responsible  for the  timely  filing  of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 13, 2006

                                     BIOMEDICAL VALUE FUND I

                                     By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                          --------------------------------------
                                          Dr. Jeffrey R. Jay, M.D.,
                                           as senior managing member

                                     /s/ Dr. Jeffrey R. Jay, M.D.
                                     -------------------------------------------
                                     DR. JEFFREY R. JAY, M.D.